Santiago, December 9, 2003

Mr. Alejandro Ferreiro Yazigi
Superintendente de Valores y Seguros
Present.
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Re.:  Coca-Cola Embonor S.A.
      Securities Registry N(0)622
      Notification of "ESSENTIAL FACT"
      --------------------------------

To whom it may concern:

In accordance with the provisions of article 9(0) and section 2(0) of article 10 of the Securities Market Law N(0)18.045 and section II of the General Rule N(0)30 of your Superintendence, hereby we notify as an ESSENTIAL FACT the following:

On November 21st, 2003 it was informed to this Superintendency and the market, the receipt of an offer from Corporacion Jose R. Lindley S.A. (JRL) for acquiring the total participation of Coca-Cola Embonor S.A. in the Peruvian company Embotelladora Latinoamericana S.A. (ELSA).

In today's edition of the newspaper Diario Financiero there is some information about the offer made by JRL with express reference to value considerations.

Hereby we inform to Mr. Superintendent and to the market that the offer made by JRL is valuating ELSA in the amount of US$215.000.000, subject to assumptions, terms, and conditions that are under current analysis and negotiation.

Truly yours,

                                       /s/ Andres Vicuna Garcia-Huidobro
                                         Andres Vicuna Garcia-Huidobro
                                                General Manager
                                             Coca-Cola Embonor S.A.


c.c.:  Bolsa de Comercio de Santiago, Bolsa de Valores
       Bolsa Electronica de Chile, Bolsa de Valores
       Bolsa de Corredores, Bolsa de Valores